SEC FILE NUMBER
UNITED STATES	001-38049
SECURITIES AND EXCHANGE COMMISSION	CUSIP NUMBER
Washington, D.C. 20549	05501U106

FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the period ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

Azul S.A.

Full name of registrant

Not applicable

Former name if applicable

Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor

Edifício Jatobá, Condomínio Castelo Branco Office Park

Address of principal executive office (street and number)

Tamboré, Barueri, State of São Paulo, Zip Code 06460-040

Federative Republic of Brazil

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period:

Azul S.A. (the “Registrant”) respectfully notifies the U.S. Securities and Exchange Commission that it is unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”). The Registrant requires additional time to complete its evaluation and review with its independent auditor of (i) the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023 and (ii) certain related disclosures in the 2023 Annual Report.

The Registrant expects to file its 2023 Annual Report within the extension period of 15 calendar days as provided under Rule 12b-25 under the U.S. Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future circumstances, conditions, performance and results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions are intended to identify forward-looking statements. There is no guarantee that the expected events or results will actually occur. The statements are based on many assumptions and factors, including the risk that the completion and filing of the 2023 Annual Report will take longer than expected. The Registrant undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation:

Alexandre Wagner Malfitani	+55 (11)	4831-2880
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 or Section 30 of the U.S. Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of  the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AZUL S.A. has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer

Dated: May 1, 2024